SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         Flextronics International Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)


                  --------------------------------------------
                                   Y2573F102
                                 (CUSIP Number)

                              Richard C. Morrissey
                               Sullivan & Cromwell
                               9a Ironmonger Lane
                             London EC2V 8EY England
                         Telephone: 011-44-171-710-6500
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                  James Bartos
                               Shearman & Sterling
                                 199 Bishopsgate
                            London EC2M 3TY, England
                         Telephone: 001-44-171-920-9020

                                October 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------
CUSIP NO.
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Philips Electronics N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ X]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          The Netherlands
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                        0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                         1,098,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                          0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   1,098,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,098,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO.
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Osterreichische Philips Industrie GmbH
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ X]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Austria
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                        0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                         831,125
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                          0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   831,125
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          831,125
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO.
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Philips Beteiligungs GmbH
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ X]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Austria
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                        0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                         266,875
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                          0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   266,875
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          266,875
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


                                       -5

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share (the "Securities"), of Flextronics International Ltd. (the "Issuer"), a Singapore corporation, with its principal executive offices located at 514 Chai Chee Lane #04-13, Bedok Industrial Estate, Singapore 469029.

Item 2.  Identity and Background.

         This statement is being filed by (i) Philips Electronics N.V., a company organized under the laws of The Netherlands ("PENV"), (ii) Osterreichische Philips Industrie GmbH, a company organized under the laws of Austria ("Philips I") and (iii) Philips Beteiligungs GmbH, a company organized under the laws of Austria ("Philips II") (collectively, the "Reporting Persons").

         The address of the principal business and principal office of PENV is Groenewoudseweg, 5621 BA, Eindhoven, The Netherlands. The address of the principal business and principal office of Philips I and Philips II is Triester Strasse 64, P.O. Box 217, A-1101 Vienna, Austria. PENV acts as the holding company of the Philips group, of which Philips I and Philips II are a part. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment.

         Attached as Schedule I hereto and incorporated by reference herein is a list of the directors and executive officers of the Reporting Persons. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, no such person is the beneficial owner of any shares of Common Stock of the Issuer.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar criminal misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 19, 1997, the Issuer, Neutronics Electronic Industries Holding A.G. ("Target"), Philips I, Philips II, S.L. Hui and Walter Mayrhofer (Philips I, Philips II, Mr. Hui and Mr. Mayrhofer being the "Stockholders") entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which the Stockholders agreed to exchange 1,472,000 of Target Ordinary Shares for 2,806,000 Issuer Ordinary Shares. The exchange was consummated on October 30, 1997, and Philips I acquired 831,125 Issuer Ordinary Shares in exchange for 436,000 Target Ordinary Shares and Philips II acquired 266,875 Issuer Ordinary Shares in exchange for 140,000 Target Ordinary Shares.

Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired the Securities for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         The Reporting Persons from time to time intend to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         As of the date of this statement, none of the Reporting Persons has any plans or proposals with respect to the Issuer that could relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The Reporting Persons beneficially own 1,098,000 of Issuer Ordinary Shares. As of October 30, 1997, such shares constitute approximately 5.8% of the issued and outstanding Ordinary Shares. By virtue of the fact that Philips I and Philips II are each wholly owned subsidiaries of PENV, PENV and Philips I may be deemed to share the voting and dispositive power over the 831,125 Ordinary Shares beneficially owned by

Philips I, and PENV and Philips II may be deemed to share the voting and dispositive power over the 266,875 Ordinary Shares beneficially owned by Philips
II. No executive officer, director, controlling person or any executive officer or director of any corporation or other person ultimately in control of the Reporting Persons beneficially owns any shares of the Issuer.

         Except as described herein, no transaction in the Ordinary Shares of the Issuer has been effected within the last sixty days by any person mentioned in the above paragraph and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to Section 11.3 of the Exchange Agreement and on the terms set forth therein, the Issuer agreed to register for resale the Issuer Ordinary Shares acquired by the Stockholders, including Philips I and Philips II, pursuant to the Exchange Agreement.

         Pursuant to Section 11.5 of the Exchange Agreement the Stockholders, including Philips I and Philips II, agreed not to sell, transfer or otherwise dispose of any Issuer Ordinary Shares unless such sale, transfer or disposition is made pursuant to an effective registration statement under the Securities Act of 1933 or in a transaction that, in the opinion of counsel reasonably acceptable to the Issuer, is exempt from registration thereunder.

         Pursuant to Section 11.6 of the Exchange Agreement and in order to preserve the Issuer's ability to account for the exchange as a pooling-of-interest, each Stockholder, including Philips I and Philips II, agreed not to sell any Issuer Ordinary Shares or otherwise engage in various transactions in or with respect to the Issuer Ordinary Shares or the Target Ordinary Shares until such time as results covering at least 30 days of combined operations of the Issuer and the Target have been published in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report to the Commission on Form 10-K, 10-Q, or 8-K or any other public filing or announcement which includes such combined results.

Item 7.  Material to Be Filed as Exhibits.

Exhibit  Description

   1 Joint Filing Agreement, dated November 17, 1997, between PENV, Philips I and Philips II.

   2     The Exchange Agreement is hereby incorporated herein by reference to
         Exhibit 2 to the Form 8-K filed by the Issuer and dated October 30, 1997, SEC File #: 000-23354.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 7, 1997                     Philips Electronics N.V.

                                     By: /s/ A. Westerlaken
                                         Name: A. Westerlaken
                                         Title: General Secretary




                                     Osterreichische Philips Industrie GmbH

                                     By: /s/ Dr. Michael Breitegger
                                         Name: Dr. Michael Breitegger
                                         Title: Chief Financial Officer


                                     By: /s/ Dr. Ernst Strebinger
                                         Name: Dr. Ernst Strebinger
                                         Title: Company Legal Secretary


                                     Philips Beteiligungs GmbH

                                     By: /s/ Dr. Michael Breitegger
                                         Name: Dr. Michael Breitegger
                                         Title: Chief Financial Officer


                                     By: /s/ Dr. Ernst Strebinger
                                         Name: Dr. Ernst Strebinger
                                         Title: Company Legal Secretary

                                                    Schedule I to Schedule 13D




A.  MEMBERS OF THE SUPERVISORY BOARD OF PHILIPS ELECTRONICS N.V.

    Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory board, and thus no employer, employer's address or principal place of business of employer is listed.


NAME:                                       F.A. MALJERS
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                The Netherlands

NAME:                                       A. LEYSEN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                Belgium

NAME:                                       W. HILGER
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                Germany

NAME:                                       L.C. VAN WACHEM
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                The Netherlands

NAME:                                       C.J. OORT
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                The Netherlands

NAME:                                       L. SCHWEITZER
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Chairman and Chief Executive
                                            Officer of La regie nationale des
                                            usines Renault
Employer:                                   La regie nationale des usines
                                            Renault
Employer's Address:                         34 Quai du Point du Jour
                                            BP 103 92109
                                            Boulogne Bilancourt
                                            Cedex, France
Principal Business of
Employer:                                   Design, manufacture and sale of
                                            automobiles and related businesses
Citizenship:                                Swiss


B.  BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF
    PHILIPS ELECTRONICS N.V.

    Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Philips Electronics N.V. at Groenewoudseweg 1, 5621 BA Eindhoven, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                                       C. BOONSTRA
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       President, Chairman of the Board
                                            of Management and the Group
                                            Management Committee
Citizenship:                                The Netherlands

NAME:                                       D.G. EUSTACE
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Vice
                                            Chairman of the Board of
                                            Management and the Group
                                            Management Committee
Citizenship:                                United Kingdom

NAME:                                       H. BODT
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Member
                                            of the Board of Management and the
                                            Group Management Committee
Citizenship:                                The Netherlands

NAME:                                       W. DE KLEUVER
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Member
                                            of the Board of Management and the
                                            Group Management Committee
Citizenship:                                The Netherlands

NAME:                                       J.H.M. HOMMEN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice-President and
                                            member of the Board of Management
                                            and the Group Management Committee
Citizenship:                                The Netherlands

NAME:                                       A.M. LEVY
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and President of
                                            Polygram N.V.
Citizenship:                                France

NAME:                                       M.P. MOAKLEY
Business Address:                           Philips Electronics North America
                                            Corporation
                                            100 East 42nd Street
                                            New York, New York 10017, USA
Principal Occupation:                       Chairman Board of Directors
                                            Philips Electronics North America
                                            Corporation and Philips Holding
                                            USA, Inc.
Citizenship:                                U.S.A.

NAME:                                       D.J. DUNN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Sound & Vision Division
Citizenship:                                United Kingdom

NAME:                                       J. WHYBROW
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Lighting Division
Citizenship:                                United Kingdom

NAME:                                       A.H.A. VEENHOF
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Domestic Appliances and Personal
                                            Care Division
Citizenship:                                The Netherlands

NAME:                                       Y.C. LO
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Components Division
Citizenship:                                Republic of China

NAME:                                       A.P.M. VAN DER POEL
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Semiconductors Division
Citizenship:                                The Netherlands

NAME:                                       A. BAAN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Business Electronics Division
Citizenship:                                The Netherlands

NAME:                                       J.M. BARRELLA
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Medical Systems Division
Citizenship:                                The Netherlands

NAME:                                       K. BULTHUIS
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Senior Managing
                                            Director of Corporate Research
Citizenship:                                The Netherlands


C.  MEMBERS OF THE SUPERVISORY BOARD (AUFSICHTSRAT) OF
    OSTERREICHISCHE PHILIPS INDUSTRIE GMBH

    Unless otherwise indicated all persons listed below are members of the Supervisory Board (Aufsichtsrat) of Osterreichische Philips Industrie GmbH which is situated at A-11-1 Vienna/Austria, Triesterstrasse 64, whose principal business is the production and sale of electronics products, including indirectly through its holding of a number of operating companies or business units that are so engaged.

NAME:                                       DR. THEOBALD ETTEL
Business Address:                           Kulm Residence
                                            Via Veglia 18
                                            CH-7500 St. Moritz
                                            Switzerland
Principal Occupation:                       Consultant
Citizenship:                                Austria

NAME:                                       DR. GUNTER STUMMVOLL
Business Address:                           Wirtschaftskammer Vienna
                                            Wiedner Hauptstrasse 63
                                            A-1045 Vienna, Austria
Principal Occupation:                       General Secretary of the Austrian
                                            Chamber of Commerce
Citizenship:                                Austria

NAME:                                       DR. HANNES ANDROSCH
Business Address:                           A.I.C. Androsch Int. Consulting
                                            Opernring 1/R/3
                                            A-1010 Vienna, Austria
Principal Occupation:                       Industrial Manager
Citizenship:                                Austria


D.  DIRECTORS AND EXECUTIVE OFFICERS OF OSTERREICHISCHE
    PHILIPS INDUSTRIE GMBH AND PHILIPS BETEILIGUNGS GMBH

    Unless otherwise indicated, all of the executive officers of Osterreichische Philips Industrie GmbH and its subsidiary Philips Beteiligungs GmbH are employed by Osterreichische Philips Industrie GmbH at A-1101 Vienna/Austria, Triesterstrasse 64, whose principal business is production and sale of electronic products, including indirectly through its holding of a number of operating companies or business units that are so engaged. With respect to Philips Beteiligungs GmbH, the executive officers listed below also perform functions analogous to those of a board member.

NAME:                                       DR. WILLEM A. WIELENS
Business Address:                           Osterreichische Philips Industrie
                                            GmbH and Philips Beteiligungs GmbH
                                            A-1101 Vienna, Austria,
                                            Triesterstrasse 64
Principal Occupation:                       CEO of Osterreichische Philips
                                            Industrie GmbH and Philips
                                            Beteiligungs GmbH
Citizenship:                                The Netherlands

NAME:                                       DR. MICHAEL BREITEGGER
Business Address:                           Osterreichische Philips Industrie
                                            GmbH and Philips Beteiligungs GmbH
                                            A-1101 Vienna, Austria,
                                            Triesterstrasse 64
Principal Occupation:                       CFO of Osterreichische Philips
                                            Industrie GmbH and Philips
                                            Beteiligungs GmbH
Citizenship:                                Austria

NAME:                                       ING. HEINZ JERANKO
Business Address:                           Osterreichische Philips Industrie
                                            GmbH and Philips Beteiligungs GmbH
                                            A-1101 Vienna, Austria,
                                            Triesterstrasse 64
Principal Occupation:                       Industrial Coordination Central
                                            Europe and Industrial Management
                                            Philips Austria
Citizenship:                                Austria

                                  EXHIBIT INDEX


Exhibit    Description

   1 Joint Filing Agreement, dated November 17, 1997, between PENV, Philips I and Philips II.

   2       The Exchange Agreement is hereby incorporated herein by reference to
           Exhibit 2 to the Form 8-K filed by the Issuer and dated October 30, 1997, SEC File #: 000-23354.


                                      -1-